AMERICAN HERITAGE INTERNATIONAL, INC.

2087 DESERT PRAIRIE ST

LAS VEGAS, NV 89135

(702) 557-9332

Via EDGAR

November 6, 2013

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Jenn Do

Re:	American Heritage International Inc. Form 8-K Item 4.01 Filed October 15, 2013 File No. 333-181784

Dear Mrs. Do:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated November 4, 2013 by Jenn Do, Staff Accountant of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

American Heritage International, Inc.

/s/ Anthony Sarvucci

By:	Anthony Sarvucci
Chief Executive Officer